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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

READ ATTACHED INSTRUCTIONS SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant    American States Water Company                           Southern California Water Company

Former name if applicable

Address of principal executive office (Street and number)

630 East Foothill Boulevard

City, state and zip code San Dimas, California 91773

PART II
Rules 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

     We will need additional time to complete the preparation of our Annual Report on Form 11-K for the Southern California Water Company Investment Incentive Program for the fiscal year ended December 31, 2004. We converted our payroll accounting system during the plan year. We have been experiencing difficulties in reconciling the information obtained from the two different payroll accounting systems which we have been unable to overcome on a timely basis without unreasonable effort or expense.

     The Registrant currently plans to file its Form 11-K by the 15th calendar day following the prescribed due date of the Form 11-K, as contemplated by Rule 12b-25(b)(2).

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert J. Sprowls	(909)	394-3600

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).           ☒ Yes      ☐No

     (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           ☐ Yes     ☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

American States Water Company                    Southern California Water Company

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2005	By:	/s/ Robert J. Sprowls

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

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